SC 13D/A 1 SC 13D/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 13
(Rule 13d-101)
Under the Securities Exchange Act of 1934

PURE CYCLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228 10 5

(CUSIP Number)

George M. Middlemas
225 W. Washington
Suite 1500
Chicago, IL 60606
(312) 857-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2007

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Apex Investment Fund II, L.P. 36-389-8753
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Venture Fund Liquidating Trust 61-6284514
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS The Productivity Fund II Liquidating Trust 20-6247443
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Private Equity Fund II Liquidating Trust 36-383-0765
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON OO

     THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994, AMENDMENT NO. 2 DATED JULY 29, 1997, AMENDMENT NO. 3 DATED AUGUST 3, 1998, AMENDMENT NO. 4 DATED AUGUST 29, 2000, AMENDMENT NO. 5 DATED AUGUST 29, 2000, AMENDMENT NO. 6 DATED JUNE 24, 2004, AMENDMENT NO. 7 DATED AUGUST 31, 2004, AMENDMENT NO. 8 DATED MAY 25, 2005, AMENDMENT NO. 9 DATED AUGUST 26, 2005, AMENDMENT NO. 10 DATED DECEMBER 22, 2005, AMENDMENT NO. 11 DATED SEPTEMBER 22, 2006, AND AMENDMENT NO. 12 DATED DECEMBER 15, 2006 (AS AMENDED, THE “ORIGINAL 13D”).  ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Persons (other than Middlemas) own 0 shares of Common Stock, or 0.00% of such shares. Middlemas owns 20,000 shares of Common Stock, and options to acquire 12,500 additional shares of Common Stock.

(b)

The Reporting Persons (other than Middlemas) do not have the power to vote or to direct the vote, or to dispose or direct the disposition of, any shares of Common Stock. Middlemas has the sole power to dispose of and to vote 20,000 shares of Common Stock and options to acquire 12,500 additional shares of Common Stock.

(c)

Apex sold 677,239 shares of Common Stock on July 24, 2007, at $7.75 per share. EVF sold 241,362 shares of Common Stock on July 24, 2007, at $7.75 per share. PF II sold 186,556 shares of Common Stock on July 24, 2007, at $7.75 per share. EPEF II sold 309,371 shares of Common Stock on July 24, 2007, at $7.75 per share.

(d)	None

(e)	The Reporting Persons ceased to be deemed to be beneficial owners of more than five percent of the shares of Common Stock on July 24, 2007.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 31st day of July, 2007.

APEX INVESTMENT FUND II, L.P.

By:	Apex Management Partnership, General Partner

	By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President
	By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II LIQUIDATING TRUST

By:	Environmental Private Equity Management II, L.P.,
Liquidating Trustee

	By:	First Analysis EPEF Management Company II, General Partner of Environmental Private
Equity Management II, L. P.

	By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

	By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

	By:	___________________________________
F. Oliver Nicklin, Jr., President

SIGNATURE (CONTINUED)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 31st day of July, 2007.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President